

April 28, 2023

Paul Beldin
Chief Financial Officer
Apartment Income REIT Corp.
Apartment Income REIT, L.P.
4582 South Ulster Street, Suite 1700
Denver, CO 80237

> **Re: Apartment Income REIT Corp.**
> **Apartment Income REIT, L.P.**
> **Form 10-K for the year ended December 31, 2022**
> **File Nos. 000-24497 and 001-39686**

Dear Paul Beldin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Management, page 24

1. Please provide additional context to explain the components of the table on page 25. For example, expand your disclosure to explain
    - what is meant by CSAT score
    - how net G&A and GAV are calculated
    - the measure of Adjusted EBITDAre used to calculate the Net Leverage / Adjusted EBIDAre ratio (i.e. it appears that you used Annualized Adjusted EBITDAre, not Adjusted EBITDAre)
    - how you determined the value of Unencumbered Properties (i.e. the amount exceeds the carrying value of net real estate on the balance sheet)
    - whether the columns represent quarterly or annual data
    - why you have chosen to compare 2019 Aimco data to 2022 AIR data

- an explanation of the usefulness of these measures to investors, and
- any other information that you deem necessary to an investor's understanding of the information provided.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction